

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

<u>**Via U.S. Mail**</u>

Thomas W. Bennet, Jr.
Senior Vice President and Chief Financial Officer
TRC Companies, Inc.
21 Griffin Road North
Windsor, CT 06095

> Re: **TRC Companies, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 1, 2010**
> **File No. 333-170909**

Dear Mr. Bennet:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have an outstanding registration statement on Form S-3 (file no. 333-159685). In the interest of simplified disclosure, please consider the application of Securities Act Rule 429. You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offerings. Absent the use of Rule 429, please revise your prospectus cover page to reference concisely your concurrent offerings.

2. We note your disclosure on page 2 that on December 1, 2010, each share of the Series A Convertible Preferred Stock automatically converted to one thousand shares of common stock. However, we note your disclosure on the prospectus cover page that the common stock you are registering for resale is "issuable to the selling shareholders upon the conversion of shares of Series A Convertible Preferred Stock." Please revise your

Thomas W. Bennet, Jr.
TRC Companies, Inc.
December 15, 2010
Page 2

registration statement to clarify whether the shares of common stock you are registering have already been issued and are therefore outstanding, or if the common stock will be issued at a future date. To the extent the common stock has not already been issued, please revise your registration statement accordingly, including the legal opinion filed as Exhibit 5.1 which states that the shares of common stock being registered are "duly and validly issued."

The Selling Stockholders, page 8

3. Please disclose any position, office or other material relationship that any selling stockholder has had within the past three years with you or any of your predecessors or affiliates, and state the amount of securities owned by each selling stockholder prior to the offering. See Item 507 of Regulation S-K.

4. We note that in the selling stockholders table it appears that the selling stockholders are offering fewer shares of common stock in the offering than they own prior to the offering, yet the disclosure in the "Common Stock to be Owned After Offering(s)" column suggests that the selling stockholders may offer all of the shares of common stock they currently own as part of this offering. Please revise to clarify this discrepancy.

5. Please disclose by name the natural person(s) who exercise voting and dispositive power with respect to the shares to be offered for resale by Federal Partners, L.P., Bermuda Partners, and IAT Reinsurance Company. Please refer to Question 140.02 of the Compliance & Disclosure Interpretations for Regulation S-K

6. With regard to Federal Partners, L.P., Bermuda Partners, and IAT Reinsurance Company, please tell us whether any of these stockholders are broker-dealers or affiliates of a broker dealer.

    o For each of the aforementioned stockholders that is a broker-dealer, the prospectus should state that the stockholder is an underwriter.

    o For each of the aforementioned stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the stockholder cannot provide these representations, then the prospectus should state that the stockholder is an underwriter.

    Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Undertakings, page 15

7. We note that you have included the note in Item 512(A) beginning with "Provided, however…" that applies either if the registration statement is on Form S-8 or is for an offering of asset-backed securities. As neither of these scenarios is applicable to your offering, and such notes in Item 512 should not be included as part of your undertakings, please delete this note from your undertakings.

8. We note that you do not include the undertakings set forth in Item 512(a)(5). It appears, however, that Rule 430C of Regulation C is applicable, and that the Rule 512(a)(5)(ii) undertakings should be included in your registration statement. Please revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Martin Dodd, Esq. (*via facsimile at* (860) 298-6323)